Fact Sheet for Term Sheet No. 2144ZZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated August 12, 2014
Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar
due September 3, 2015
Leveraged upside, full downside exposure

General

The notes are designed for investors who seek a return at maturity linked to the performance of the offshore Chinese renminbi (the "**Underlying Currency**") relative to the U.S. dollar (the "**Reference Currency**"). If the Currency Performance, calculated as set forth below, is greater than zero (meaning that the offshore Chinese renminbi strengthens relative to the U.S. dollar), investors will receive at maturity a return on the notes equal to 5 times the Currency Performance. If the Currency Performance is zero (meaning that the offshore Chinese renminbi remains unchanged relative to the U.S. dollar), for each $1,000 Face Amount of notes, investors will be entitled to receive at maturity the Face Amount of notes. However, if the Currency Performance is less than zero (meaning that the offshore Chinese renminbi weakens relative to the U.S. dollar), investors will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. Investors should be willing to lose some or all of their investment if the Currency Performance is negative. The notes do not pay any coupons. *Any payment on the notes is subject to the credit of the Issuer.*

Risk Considerations

- You will lose some or all of your investment in the notes if the Currency Performance is less than zero.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Note Characteristics

- Opportunity to receive 5 times the Currency Performance if the Currency performance is greater than zero
- Will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative

Hypothetical Return at Maturity

80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Return on Notes (%)
Cash Investment in Underlying Currency
Note Payment at Maturity
-80% -60% -40% -20% 0% 20% 40% 60% 80%
Currency Performance (%)

Summary of Indicative Terms

CUSIP: 25152RNU3
Issuer: .... Deutsche Bank AG, London Branch
Maturity/Tenor: .... Approximately 12 months, 2 weeks
Underlying Currency: ..... Offshore Chinese renminbi ("**CNH**")
Reference Currency: ..... U.S. dollar ("**USD**")
Face Amount: $1,000
Upside Leverage Factor: 5.00
Payment at Maturity: ..... • If the Currency Performance is *greater than* zero:
$1,000 + ($1,000 x Currency Performance x Upside Leverage Factor)
• If the Currency Performance is *equal to* zero:
$1,000
• If the Currency Performance is *less than* zero:
$1,000 + ($1,000 x Currency Performance)
In this circumstance, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. Accordingly, you will lose some or all of your investment at maturity. ***Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, you will lose all of your initial investment if the Final Spot Rate is equal to or greater than 200.00% of the Initial Spot Rate.*** *In no case will the Payment at Maturity be less than zero. Any Payment at Maturity is subject to the credit of the Issuer.*

Currency Performance: $\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$
Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. There is no limit on the negative performance of the Underlying Currency. However, in no case will the Payment at Maturity be less than zero.

Spot Rate: On any day of calculation, the CNH/USD mid-spot rate, at approximately 11:15 a.m., Hong Kong time, for the offshore Chinese renminbi against the U.S. dollar, expressed as the amount of offshore Chinese renminbis per one U.S. dollar, for settlement on such business day, as determined by the calculation agent by reference to the exchange rate reported by the Hong Kong Treasury Markets Association which appears on Reuters Page "CNHFIX=" (or any successor page) on such date of calculation. **Without limitation to any provision in the accompanying product supplement, if the foregoing Spot Rate is unavailable (or is published in error) or there is illiquidity, inconvertibility or non-transferability with respect to CNH, each as determined by the calculation agent, the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the product supplement accompanying term sheet No. 2144ZZ.**

Initial Spot Rate: .... The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:............ The arithmetic average of the Spot Rates for the Underlying Currency on each of the five Averaging Dates
Trade Date:................... August 15, 2014
Settlement Date:........... August 20, 2014
Averaging Dates: .... August 24, 2015, August 25, 2015, August 26, 2015, August 27, 2015 and August 28, 2015
Maturity Date: .... September 3, 2015
Fees and Commissions: JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as agents for the notes and will receive a fee from the Issuer that will not exceed $9.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2144ZZ.

The Issuer's estimated value of the notes on the Trade Date is approximately $960.00 to $990.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2144ZZ for additional information.
For more information regarding this offering, please refer to the term sheet No. 2144ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314005638/dp48630_fwp-ts2144zz.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Currency Performance, determined as follows. Any payment on the notes is subject to the credit of the Issuer

Hypothetical Payments at Maturity
The hypothetical returns set forth below assume $1,000 of Face Amount of notes and reflect the Upside Leverage Factor of 5.00.
Currency Performance	Payment at Maturity	Return on Notes
60.00%	$4,000.00	300.00%
40.00%	$3,000.00	200.00%
20.00%	$2,000.00	100.00%
10.00%	$1,500.00	50.00%
5.00%	$1,250.00	25.00%
0.00%	$1,000.00	0.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-100.00%	$0.00	-100.00%
-120.00%	$0.00	-100.00%

Selected Risk Factors
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons and do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance, and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative.  If the Currency Performance is less than zero, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower payment at maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of and return on the notes.

THE NOTES ARE LINKED TO THE U.S. DOLLAR/“OFFSHORE” CHINESE RENMINBI EXCHANGE RATE AND NOT THE U.S. DOLLAR/“ONSHORE” CHINESE RENMINBI EXCHANGE RATE — The notes are linked to the rate of exchange between the U.S. dollar and the “offshore” Chinese renminbi (CNH) that trades in the interbank market in Hong Kong and is currently only deliverable in Hong Kong. This rate is not the same as the rate of exchange between the U.S. dollar and the “onshore” Chinese renminbi that trades in, and is currently only deliverable in, the People’s Republic of China, excluding Hong Kong, Macau and Taiwan (CNY). The USD/CNH exchange rate has differed, and will likely continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to the USD/CNY exchange rate. In addition, historical data of CNH is available only since August 23, 2010, therefore, in comparison with CNY, less information about its performance is available to help you make your investment decision. Moreover, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.  If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the USD/CNH exchange rate ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected.

THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE EMERGING MARKETS CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT CURRENCY RISK — An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the CNH, relative to the U.S. dollar. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY APPRECIATION AND MAGNIFY ANY UNDERLYING CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for the Underlying Currency is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting U.S. dollars into offshore Chinese renminbis at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into U.S. dollars (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Reference Currency strengthens relative to the Underlying Currency. As a result, any Underlying Currency appreciation relative to the Reference Currency will be diminished, while any Underlying Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of the Underlying Currency relative to the Reference Currency is 10, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 9 would have been 11.11%. Conversely, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 11, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 11 would have been only -9.09%.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes. Of particular importance to currency exchange rate risk are: existing and expected rates of inflation; existing and expected interest rate levels;

political, civil or military unrest; the balance of payments between China and the United States; and the extent of governmental surpluses or deficits in China and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of China, the United States and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the offshore Chinese renminbi, as the Underlying Currency, relative to the U.S. dollar, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE UNDERLYING CURRENCY RELATIVE TO A REFERENCE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the offshore Chinese renminbi, relative to the U.S. dollar. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U. S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY — Changes in the Underlying Currency during the term of the notes before the Averaging Dates will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the final Averaging Date, and will be based on the Final Spot Rate (which will be the arithmetic average of the Spot Rates of the Underlying Currency on the five Averaging Dates). As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. Publication of the exchange rates of the offshore Chinese renminbi against the U.S. dollar began on August 23, 2010. Therefore, no actual investment which allowed tracking of the performance of the offshore Chinese renminbi relative to the U.S. dollar was possible before August 23, 2010.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the product supplement accompanying term sheet No. 2144ZZ) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Key Terms” in this fact sheet and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the product supplement accompanying term sheet No. 2144ZZ and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes. The amount you receive at maturity may be less than your initial investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CURRENCY PERFORMANCE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) or there is illiquidity, inconvertibility or non-transferability with respect to CNH on the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). However, significant aspects of the tax treatment of the notes are uncertain. You should review carefully the section of the product supplement accompanying term sheet No. 2144ZZ entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.” If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2144ZZ for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2144ZZ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 2144ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.